Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Telos Corporation
19886 Ashburn Road
Ashburn, Virginia 20147

We hereby consent to the use in the Prospectus constituting a part of this Amendment No. 2 to the Registration Statement of our report dated April 10, 2020, except for the effects of disclosing earnings per share information discussed in Note 1, as to which the date is October 6, 2020, and except for the effects of the stock split discussed in Note 1, as to which the date is November 16, 2020 relating to the consolidated financial statements of Telos Corporation, which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP
McLean, Virginia
November 16, 2020